                                                                    EXHIBIT 7(a)






                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS





To the Stockholders
    THE SARABANDE PRESS, INC.


We have audited the accompanying balance sheets of The Sarabande Press, Partnership at December 31, 1994 and The Sarabande Press, Inc. at December 31, 1995 and the statements of earnings, stockholders' and partners' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sarabande Press, Partnership as of December 31, 1994 and The Sarabande Press, Inc. as of December 31, 1995 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP
-----------------------------------
GRANT THORNTON LLP


New York, New York
July 10, 1996

                            The Sarabande Press, Inc.
                                 BALANCE SHEETS

                                                                   December 31,
                                                                   ------------          JUNE 30,
                              ASSETS                          1994          1995          1996
                                                            --------      --------       ------
                                                                                       (UNAUDITED)


CURRENT ASSETS
    Cash                                                   $ 90,856       $ 59,067       $196,268
    Notes receivable                                         14,334
    Accounts receivable                                     282,025        312,668        377,083
    Prepaid expenses and other current assets                 3,936          2,213         10,854
                                                           --------       --------       --------

           Total current assets                             391,151        373,948        584,205

PROPERTY AND EQUIPMENT - NET (Note C)                       115,194         80,245        111,868

OTHER ASSETS                                                 20,091         50,519         30,107
                                                           --------       --------       --------

                                                           $526,436       $504,712       $726,180
                                                           ========       ========       ========

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                  $ 39,948       $ 71,520       $140,014
    Current portion of obligations under capital
      leases (Note D)                                        38,645         17,754         13,526
    Income taxes payable                                     15,748         21,510         10,519
    Due to stockholder                                                     147,993         56,273
                                                           --------       --------       --------

           Total current liabilities                         94,341        258,777        220,332

    Obligations under capital leases, net of current
      portion (Note D)                                       29,039         11,500         15,050
                                                           --------       --------       --------

           Total liabilities                                123,380        270,277        235,382
                                                           --------       --------       --------

COMMITMENTS AND CONTINGENCIES (Note F)

STOCKHOLDERS' AND PARTNERS' EQUITY
   Common stock; 200 shares issued and outstanding,
     no par value                                              --            5,000          5,000
   Retained earnings                                                       229,435        485,798
   Partners' equity                                         403,056
                                                           --------       --------       --------
           Total stockholders' equity                       403,056        234,435        490,798
                                                           --------       --------       --------

                                                           $526,436       $504,712       $726,180
                                                           ========       ========       ========



The accompanying notes are an integral part of these statements.

                           The Sarabande Press, Inc.

                             STATEMENTS OF EARNINGS


                                                                                      SIX MONTHS ENDED
                                                Year ended December 31,                   JUNE 30,
                                            ------------------------------     ----------------------------
                                               1994               1995             1995             1996
                                            -----------       ------------     ----------         --------
                                                                                         (UNAUDITED)
Net sales                                    $2,406,511       $2,491,600       $1,292,715       $1,243,498
Cost of goods sold                            1,296,673        1,791,642          810,797          762,007
                                             ----------       ----------       ----------       ----------

         Gross profit                         1,109,838          699,958          481,918          481,491

Operating expenses
   Selling, general and administrative          382,795          437,223          195,388          203,657
                                             ----------       ----------       ----------       ----------

         Total operating expenses               382,795          437,223          195,388          203,657

Operating income                                727,043          262,735          286,530          277,834
                                             ----------       ----------       ----------       ----------

         Earnings before provision for
           income taxes                         727,043          262,735          286,530          277,834

Income tax expense (Note B)                      29,000           33,300           26,200           21,471
                                             ----------       ----------       ----------       ----------

         NET EARNINGS                        $  698,043       $  229,435       $  260,330       $  256,363
                                             ==========       ==========       ==========       ==========



The accompanying notes are an integral part of these statements.

                            The Sarabande Press, Inc.

                 STATEMENT OF STOCKHOLDERS' AND PARTNERS' EQUITY

                     Years ended December 31, 1994 and 1995


                                                     Common stock
                                                ----------------------         Retained        Partners'
                                                Shares          Amount         earnings         equity           Total
                                                ------          ------         --------         ------           -----
Partners' equity at December 31, 1993                                                          $ 106,080       $ 106,080

Net earnings                                                                                     698,043         698,043
Partners' drawings                                                                              (401,067)       (401,067)
                                            ---------        ---------        ---------        ---------       ---------

Partners' equity at December 31,
 1994                                                                                            403,056        403,056

Conversion to S Corporation                       200        $   5,000                            (5,000)

Net earnings                                                                  $ 229,435                          229,435
Distributions to stockholders                                                                   (398,056)       (398,056)
                                            ---------        ---------        ---------        ---------       ---------

BALANCE AT DECEMBER 31, 1995                      200        $   5,000        $ 229,435        $    --         $ 234,435
                                            =========        =========        =========        =========       =========




The accompanying notes are an integral part of this statement.

                            The Sarabande Press, Inc.

                            STATEMENTS OF CASH FLOWS

                                                                                              SIX MONTHS ENDED
                                                          Year ended December 31,                 JUNE 30,
                                                      ------------------------------     --------------------------
                                                         1994               1995            1995              1996
                                                      -----------        -----------     -----------        -------
                                                                                                (UNAUDITED)
Cash flows from operating activities
   Net earnings                                        $ 698,043        $ 229,435        $ 260,330        $ 256,363
   Adjustments to reconcile net earnings to net
     cash provided by operating activities
       Depreciation and amortization                      87,282          137,902           49,035           12,373
       Increase (decrease) in cash flows
         from changes in operating
         assets and liabilities
           Accounts receivable                           (78,627)         (30,643)        (118,209)         (64,414)
           Other current assets                            6,714           16,056          (12,914)          (8,641)
           Other assets                                   (1,925)         (30,428)         (12,010)          20,412
           Accounts payable and accrued
              expenses                                   (15,731)          23,672           34,557           60,646
           Income taxes payable                           (5,287)          13,663           28,747           (3,144)
           Losses on disposal of property,
              plant and equipment                         16,106           14,312
                                                       ---------        ---------        ---------        ---------
       Net cash provided by operating activities         706,575          373,969          229,536          273,595
                                                       ---------        ---------        ---------        ---------
Cash flows from investing activities
   Purchase of property and equipment                   (164,615)        (117,265)         (62,990)         (43,996)
                                                       ---------        ---------        ---------        ---------
       Net cash used in investing activities            (164,615)        (117,265)         (62,990)         (43,996)
                                                       ---------        ---------        ---------        ---------
Cash flows from financing activities
   Distributions to stockholders                        (401,067)        (398,056)        (398,056)
   Payments of obligations under capital leases,
     net                                                  15,024          (38,430)         (24,836)            (678)
   Advances from shareholders                                             147,993          198,723          (91,720)
   Due to partner                                        (71,592)            --               --               --
                                                       ---------        ---------        ---------        ---------
       Net cash used in financing activities            (457,635)        (288,493)        (224,169)         (92,398)
                                                       ---------        ---------        ---------        ---------
       NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS                            84,325          (31,789)         (57,623)         137,201
Cash - beginning of period                                 6,531           90,856           90,856           59,067
                                                       ---------        ---------        ---------        ---------
Cash - end of period                                   $  90,856        $  59,067        $  33,233        $ 196,268
                                                       =========        =========        =========        =========
Supplemental disclosures of cash flow
   information:
     Cash paid during the period for
       Interest                                        $   6,953        $   2,546        $   2,749        $   1,454
       Income taxes                                    $  18,539        $  28,200        $  13,200        $  32,462



The accompanying notes are an integral part of these statements.

                            The Sarabande Press, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                 Years ended December 31, 1994 and 1995 and the
                     six months ended June 30, 1995 and 1996



NOTE A - DESCRIPTION OF BUSINESS

     The Sarabande Press, Inc. (the "Company") provides a broad range of digital prepress and digital short-run printing services to produce full-color and black and white printed materials to a wide variety of market segments, principally in the New York City area.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.  Revenue Recognition

         Revenue is recognized upon the shipment of finished merchandise to customers.

     2.  Income Taxes

         Beginning in the year ended December 31, 1995, the Company elected S Corporation status for Federal and New York state income tax purposes. Prior to the election, the Company was a partnership; accordingly, no provision has been made in the accompanying financial statements for Federal and certain state income taxes, since the income of the Company is taxable directly to its stockholders. The Company is, however, liable for certain state and local taxes, which are reflected in the accompanying financial statements.

     3.  Property and Equipment

         Property and equipment are carried at cost. Depreciation of the fixed assets is computed principally by the straight-line method for financial reporting purposes over 1-5-year periods. Capital leases are recorded at the lower of fair market value or the present value of future minimum lease payments. These leases are amortized on the straight-line method over 3-5 years.

                            The Sarabande Press, Inc.

                 Years ended December 31, 1994 and 1995 and the
                     six months ended June 30, 1995 and 1996



NOTE B (CONTINUED)

     4.  Concentrations and Fair Value of Financial Instruments

         The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade accounts receivable. The Company provides credit, in the normal course of business, to a significant number of advertising firms in New York City. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable exposure is limited. The carrying values of financial instruments potentially subject to valuation risk (principally consisting of accounts receivable and accounts payable) approximate fair market value.

     5.  Use of Estimates

         In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could affect those estimates.

     6.  Unaudited Financial Statements

         The financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In the opinion of the Company, the unaudited financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the full year.

                           The Sarabande Press, Inc.

                 Years ended December 31, 1994 and 1995 and the
                     six months ended June 30, 1995 and 1996



NOTE C - PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                            December 31,
                                        -----------------------
                                          1994           1995
                                          ----           ----


Furniture and fixtures                  $ 29,424       $ 34,202
Hardware                                 341,111        226,879
Software                                  93,159        138,359
                                        --------       --------

                                         463,694        399,440
Less accumulated depreciation and
   amortization                          348,500        319,195
                                        --------       --------

                                        $115,194       $ 80,245
                                        ========       ========


     Depreciation and amortization expense aggregated $87,282 and $137,902 for the years ended December 31, 1994 and 1995, respectively.


NOTE D - OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS

     The Company has entered into various capital lease agreements for computers and other equipment, valued at $80,495 during 1994 and 1995. The leases expire at various times through 2000. Accumulated amortization amounted to $15,107 and $20,774 for 1994 and 1995, respectively. The related future minimum lease payments, as of December 31, 1995, are as follows:

                                                                      Capital
                                                                      leases
                                                                      ------
        Fiscal year
            1996                                                     $20,059
            1997                                                       6,360
            1998                                                       6,360
                                                                     -------

        Net minimum lease payments                                    32,779
        Amount representing interest                                   3,525
                                                                     -------
        Obligation under capital lease agreements                    $29,254
                                                                     =======

                          The Sarabande Press, Inc.

                 Years ended December 31, 1994 and 1995 and the
                     six months ended June 30, 1995 and 1996



NOTE D (CONTINUED)

        Current portion                                          $17,754
        Long-term portion                                         11,500
                                                                 -------
                                                                 $29,254
                                                                 =======



NOTE E - COMMITMENTS AND CONTINGENCIES

     1.  Operating Lease Commitments

         The Company leases office space and various equipment under operating lease arrangements which run through 2008. The rent expense under these operating leases for the years ended December 31, 1994 and 1995 was $105,247 and $88,460, respectively. The future minimum rentals for operating leases are as follows:

                                                                       Amount
                                                                        ------
                         Year ending December 31,
                             1996                                     $ 84,610
                             1997                                       88,518
                             1998                                       92,059
                             1999                                       95,741
                             2000                                       99,571
                             Thereafter                                  8,324
                                                                      --------

                                                                      $468,823
                                                                      ========



NOTE F - NEW ACCOUNTING STANDARDS NOT YET ADOPTED

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), which provides guidance on when to assess and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets

                            The Sarabande Press, Inc.

                 Years ended December 31, 1994 and 1995 and the
                     six months ended June 30, 1995 and 1996



NOTE F (CONTINUED)

     to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which gives companies a choice of the method of accounting used to determine stock-based compensation. Companies may account for such compensation either by using the intrinsic value-based method provided in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB No. 25") or the fair market value-based method provided in SFAS No. 123. These statements are effective for financial statements for fiscal years beginning after December 15, 1995. As of January 1, 1996, the Company adopted SFAS No. 121 and SFAS No. 123. The adoption had no effect on the Company. The Company intends to continue to use the intrinsic value-based method provided in APB No. 25 to determine stock-based compensation, and, therefore the sole effect of the adoption of SFAS No. 123 will be the obligation to comply with the new disclosure requirements provided thereunder.


NOTE G - SALE OF THE COMPANY (UNAUDITED)

     On August 1, 1996, Katz Digital Technologies, Inc. acquired the customer list, goodwill, production equipment, software and other assets of the Company. The selling price could be up to a maximum of approximately $1,900,000 based on targeted sales, for the year ended July 31, 1997, to the customers acquired by Katz Digital Technologies, Inc.


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